Filed by Magellan Midstream Holdings, L.P. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company: Magellan Midstream Holdings, L.P.
Commission File No.: 001-32745

Subject Line: Simplification of Capital Structure

Magellan Employees,

Today the two publicly held Magellan entities, Magellan Midstream Partners (NYSE: MMP) and Magellan Midstream Holdings (NYSE: MGG) announced that an agreement has been reached to simplify our structure. The bottom-line result of the proposal, if it is approved by the unitholders of both companies, is that MGG unitholders will be provided MMP units in exchange for their MGG units and MGG will cease to exist. Going forward we will have just one publicly traded company, MMP.

Before I describe the benefits to MMP going forward, I first want to make it very clear that the agreed-upon simplification is not expected to have any impact on the management, operations or employee headcount of Magellan. Also, there are no outside parties or new “owners” involved.

There are several benefits we expect MMP will gain from the simplification:

1.	Our cost of equity capital will be lowered, which in the long run should allow us to be more competitive on bids to acquire assets and grow our company.

2.	The company’s strong balance sheet is maintained to further facilitate growth.

3.	The general and administrative costs associated with running a second public company (i.e. MGG), including government filing fees, audit fees, etc. will be reduced.

4.	The structure of the company will be greatly simplified, providing clarity to investors that the focus of the company is aligned with their best interests.

5.	Three MMP board seats that are currently open will be filled with individuals already knowledgeable about Magellan by appointing three of the current MGG independent directors to the MMP board.

Finalization of the simplification will take some time. Both MMP and MGG must prepare and send information to their unitholders describing the proposed simplification and announcing the date for their respective unitholder meetings to vote on these matters. Both groups of unitholders must approve the simplification for it to become effective. The independent directors of both companies have recommended approval and we believe unitholder approval will be obtained. We currently estimate this process will take 5 to 6 months to complete. Until then, the structure remains as it currently exists.

Please do not hesitate to call Mike Mears, John Chandler, Lonny Townsend or me if you have further questions about this topic. To ensure that we stay in compliance with SEC rules applicable in these matters, you should not forward this information to anyone outside the company and should refer all inquiries from the media or other external contacts to Paula Farrell or Bruce Heine.

For all except a very small group of people in Tulsa, it’s simply business as usual going forward so please stay focused on making 2009 another successful year!

Don Wellendorf

* * * *

The following text is required by the SEC rules:

MMP and MGG will file a joint proxy statement/prospectus and other documents with the Securities and Exchange Commission (“SEC”) in relation to the simplification. Investors and security holders are urged to read these documents carefully when they become available because they will contain important information regarding MMP, MGG and the simplification. A definitive joint proxy statement/prospectus will be sent to unitholders of MMP and MGG seeking their approvals as contemplated by the simplification agreement. Once available, investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents containing information about MMP and MGG, without charge, at the SEC’s website at www.sec.gov. Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus may also be obtained free of charge by contacting investor relations at (918) 574-7650, or by accessing www.magellanlp.com or www.mgglp.com.

MMP, MGG and the officers and directors of the general partner of each partnership may be deemed to be participants in the solicitation of proxies from their security holders. Information about these persons can be found in the annual report and proxy statement for each partnership as filed with the SEC, and additional information about such persons may be obtained from the joint proxy statement/prospectus when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.